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                             May 31, 2023

       Christopher Dewey
       Chief Executive Officer
       MedTech Acquisition Corp
       48 Maple Avenue
       Greenwich, CT 06830

                                                        Re: MedTech Acquisition
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 23, 2023
                                                            File No. 333-269138

       Dear Christopher Dewey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Amendment No. 3 to the Registration Statement on Form S-4

       TriSalus' Business
       Manufacturing and Distribution, page 233

   1. We note you entered into a distribution and collaboration agreement with Hangzhou
                                                        Ruizhen Therapeutics
Co. Ltd in May 2019. Please revise your disclosure to discuss all material terms of your
agreement with Hangzhou Ruizhen, including, to the extent not already disclosed:

                                                              the nature and
scope of any intellectual property transferred;
                                                              each parties'
rights and obligations;
                                                              quantification of
all up-front or execution payments received or paid to date;
 Christopher Dewey
MedTech Acquisition Corp
May 31, 2023
Page 2
             aggregate amounts paid or received to date under the agreement; aggregate amounts of all potential development, regulatory and commercial
           milestone payments;
             quantification of the royalty rate, or a range no greater than 10 percentage points per tier;
             disclosure of the duration of the agreement and when royalty provisions expire; and
             disclosure of termination provisions.

       Please also file this agreement as an exhibit to your registration statement. Alternatively, advise us why such agreement is not material and required to be filed. See Item
       601(b)(10) of Regulation S-K.
Intellectual Property, page 233

2. We note your response to comment 3 and your revised disclosure here that you "jointly own one (1) granted US and six (6) granted foreign patents that relate to SD-101." Please revise your disclosure to specify the party with which you jointly own these patents, the specific jurisdictions of the foreign patents, and the patent expiration dates.
       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                              Sincerely,

FirstName LastNameChristopher Dewey                           Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameMedTech Acquisition Corp
                                                              Services
May 31, 2023 Page 2
cc:       Kevin Shuler
FirstName LastName